UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

GALECTIN THERAPEUTICS, INC.

(Name of Issuer)

Common Stock $0.001 par value per share

(Title of Class of Securities)

299096 107

(CUSIP Number)

James C. Czirr
10X Capital Management, LLC

1230 Peachtree Street, N.E., Suite 2445

Atlanta, Georgia 30309

(208) 290-4770

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 299096 107
1. Names of Reporting Person. 10X Fund, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)

3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization State of Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – N/A
8. Shared Voting Power – 12,973,181*
9. Sole Dispositive Power – N/A
10. Shared Dispositive Power – 12,973,181*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 12,973,181*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 28.9% **
14. Type of Reporting Person (See Instructions) PN

* Amount of securities beneficially owned by 10X Fund, L.P. (“10X Fund”) includes (i) 600,000 common shares issuable upon conversion of 900,000 shares of Series B-1 preferred stock; (ii) 1,400,000 common shares issuable upon conversion of 2,100,000 shares of Series B-2 preferred stock; (iii) 6,048,685 common shares issuable upon exercise of warrants; (iv) 2,000,000 shares of common stock acquired upon exercise of warrants, and (v) 2,149,354 common shares issued as stock dividends paid on the Series B preferred stock less 1,014,204 shares sold or distributed to limited partners of 10X Fund.

** Calculation of percentage based on a total of 35,051,705 shares of Common Stock as of August 7, 2017.

CUSIP No. 299096 107
1. Names of Reporting Person. 10X Capital Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)

3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization State of Florida, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – N/A
8. Shared Voting Power – 12,973,181*
9. Sole Dispositive Power – N/A
10. Shared Dispositive Power – 12,973,181*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 12,973,181*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 28.9% **
14. Type of Reporting Person (See Instructions) CO

* Amount of securities beneficially owned by 10X Capital Management, LLC (“10X Capital”) includes the following shares beneficially owned by 10X Fund, of which 10X Capital is the general partner: (i) 600,000 common shares issuable upon conversion of 900,000 shares of Series B-1 preferred stock; (ii) 1,400,000 common shares issuable upon conversion of 2,100,000 shares of Series B-2 preferred stock; (iii) 6,048,685 common shares issuable upon exercise of warrants; (iv) 2,000,000 shares of common stock acquired upon exercise of warrants, and (v) 2,149,354 common shares issued as stock dividends paid on the Series B preferred stock less 1,014,204 shares sold or distributed to limited partners of 10X Fund.

** Calculation of percentage based on a total of 35,051,705 shares of Common Stock as of August 7, 2017.

CUSIP No. 299096 107
1. Names of Reporting Person. James C. Czirr
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)

3. SEC Use Only
4. Source of Funds (See Instructions) PF, AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – 1,527,297 *
8. Shared Voting Power – 12,973,181*
9. Sole Dispositive Power – 1,527,297 *
10. Shared Dispositive Power – 12,973,181*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 14,500,478*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 31.9% **
14. Type of Reporting Person (See Instructions) IN

* Amount of securities beneficially owned by Mr. Czirr includes (i) 888,630 shares owned outright, (ii) 622,000 shares issuable upon vested stock options, (iii) 16,667 shares issuable upon conversion of shares of Series A Preferred Stock owned by Mr. Czirr, and (iv) the following shares of common stock owned by 10X Fund: (A) 600,000 common shares issuable upon conversion of 900,000 shares of Series B-1 preferred stock, (B) 1,400,000 common shares issuable upon conversion of 2,100,000 shares of Series B-2 preferred stock; (C) 6,048,685 common shares issuable upon exercise of warrants; (iv) 2,000,000 shares of common stock acquired upon exercise of warrants, and (v) 2,149,354 common shares issued as stock dividends paid on the Series B preferred stock less 1,014,204 shares sold or distributed to limited partners of 10X Fund. Mr. Czirr, in his capacity as a managing member of 10X Capital, the general partner of 10X Fund, has shared voting and investment power, and disclaims beneficial ownership of shares owned by 10X Fund.

** Calculation of percentage based on a total of 35,051,705 shares of Common Stock as of August 7, 2017.

This Amendment No. 11 to Schedule 13D supersedes and replaces the Schedule 13D (the “Original Statement”) initially filed on March 24, 2009, as amended from time to time thereafter.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Galectin Therapeutics, Inc. (the “Issuer”). The principal executive officers of the Issuer are located at 4960 Peachtree Industrial Boulevard, Suite 240, Norcross, GA 30071.

ITEM 2. IDENTITY AND BACKGROUND

(a)        This Statement is filed by:

(i) 10X Fund, L.P. (“10X Fund”), a Delaware limited partnership, which is the beneficial owners of approximately 30.7% of the Issuer’s Common Stock;

(ii) 10X Capital Management, LLC (“10X Capital”), a Florida limited liability company, the general partner of 10X Fund;

(iii) James C. Czirr (“Mr. Czirr”), the managing member of 10X Capital.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)        The address of the principal business and principal office of the Reporting Persons is c/o 10X Capital, 1230 Peachtree Street, N.E., Suite 2445, Atlanta, Georgia 30309.

(c)        10X Fund is an investment fund. 10X Capital only business activity is to serve as the general partner of 10X Fund. Mr. Czirr is the majority owner and managing member of 10X Capital.

(d)        None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of August 30, 2017, 10X Fund beneficially owned the following shares of Common Stock: (i) 600,000 common shares issuable upon conversion of 900,000 shares of Series B-1 preferred stock, (ii) 1,400,000 common shares issuable upon conversion of 2,100,000 shares of Series B-2 preferred stock; (iii) 6,048,685 common shares issuable upon exercise of warrants; (iv) 2,000,000 shares of common stock acquired upon exercise of warrants, and (v) 2,149,354 common shares issued as stock dividends paid on the Series B preferred stock less 1,014,204 shares sold or distributed to limited partners of 10X Fund. The source of funds to acquire the securities owned by 10X Fund was capital contributed by limited partners in 10X Fund.

As of August 30, 2017, Mr. Czirr beneficially owned the following shares of Common Stock: (i) 888,630 shares owned outright, (ii) 622,000 shares issuable upon vested stock options, and (iii) 16,667 shares issuable upon conversion of shares of Series A Preferred Stock owned by Mr. Czirr. The source of funds to acquire the securities owed by Mr. Czirr were either his personal funds or services provided by him to the Issuer.

As of August 30, 2017, 10X Capital did not beneficially own any shares of Common Stock, except to the extent it has beneficial ownership of shares of Common Stock owned by 10X Fund.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired their interests in the Issuer for investment purposes. The Reporting Persons intend to monitor and evaluate their investment on a continuing basis. The Reporting Persons have the present intention to take the following actions in relation to the Issuer:

10X Fund has the right to appoint two persons to the board of directors (the “Board”) of the Issuer, and to nominate three additional persons as directors, who are subject to election by all shareholders to the Issuer. To date, 10X Fund has appointed two persons to the Board, one of whom is Mr. Czirr, but has not exercised the remainder of its rights to nominate persons to the Board. 10X Fund plans to notify the Issuer that it intends to appoint two persons to the Board. 10X Fund also plans to notify the Issuer that it intends to nominate three persons to be members of the Board, who are subject to the vote of all shareholders of the Issuer at the Issuer’s next annual meeting of shareholders. The identity of the persons to be appointed and nominated by 10X Fund to the Board have not been determined at this time, except that Mr. Czirr will be one of the appointees. 10X Fund also intends to exercise its right to insist that the Issuer reduce the size of the Board to nine members.

Except as set forth in this Item 4 and elsewhere in this Statement, the Reporting Persons do not have any plans or proposals which related to or would result in any of the actions specified in Item 4 of Schedule 13D, but the Reporting Persons reserve the right to change their intentions with respect to any of the foregoing at any time without notice.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) — (b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 35,051,705 shares of Common Stock issued and outstanding as reported by the Issuer) are as follows:

10X Fund, L.P.
a)	Amount beneficially owned: 12,973,181	Percentage 28.9%
b)	Number of shares to which the Reporting Person has:
	i) Sole power to vote or to direct the vote:	—
	ii) Shared power to vote or to direct the vote:	12,973,181
	iii) Sole power to dispose or to direct the disposition of:	—
	iv) Shared power to dispose or to direct the disposition of:	12,973,181

10X Capital Management, LLC
a)	Amount beneficially owned: 12,973,181	Percentage 28.9%
b)	Number of shares to which the Reporting Person has:
	i) Sole power to vote or to direct the vote:	—
	ii) Shared power to vote or to direct the vote:	12,973,181
	iii) Sole power to dispose or to direct the disposition of:	—
	iv) Shared power to dispose or to direct the disposition of:	12,973,181

James C. Czirr
a)	Amount beneficially owned: 14,500,478	Percentage 31.9%
b)	Number of shares to which the Reporting Person has:
	i) Sole power to vote or to direct the vote:	1,527,297
	ii) Shared power to vote or to direct the vote:	12,973,181
	iii) Sole power to dispose or to direct the disposition of:	1,527,297
	iv) Shared power to dispose or to direct the disposition of:	12,973,181

Mr. Czirr, as the managing member of 10X Capital, which is the general partner of 10X Fund, may be deemed to share beneficial ownership of any shares of Common Stock beneficially owned by 10X Fund, but he disclaims such beneficial ownership to the extent such beneficial ownership exceeds his pecuniary interest in 10X Fund.

(c) Transactions effected during the last sixty (60) days or since the most recent filing on Schedule 13D: As of June 30, 2017, the Issuer issued 10X Fund 95,205 shares of Common Stock in satisfaction of dividends due on the Series B Convertible Preferred Stock held by 10X Fund.

(d) Name of any other person known to have the right to receive or power to direct dividends from, or the proceeds from the sale of the foregoing securities: None.

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 and between such persons and any person with respect to the securities of Issuer, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, of the giving or withholding of proxies, other than the documents filed as Exhibits hereto pursuant to Item 7.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
A	Securities Purchase Agreement dated February 12, 2009 between Pro-Pharmaceuticals, Inc. and 10X Fund, L.P.	Incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 17, 2009

B	Registration Rights Agreement dated February 12, 2009 between the Issuer and 10X Fund, L.P.	Incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 17, 2009

C	Letter Agreement between Pro-Pharmaceuticals, Inc. and 10X Fund, L.P. dated August 11, 2009	Incorporated by reference from Exhibit 10.2 to the Issuer’s Form 10-Q filed on August 14, 2009

D	Letter Agreement between Pro-Pharmaceuticals, Inc. and 10X Fund, L.P. dated August 11, 2010	Incorporated by reference from Exhibit 10.3 to the Issuer’s Form 10-Q filed on August 13, 2010

E	Second Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series B-1 Convertible Preferred Stock, Series B-2 Convertible Preferred Stock and Series B-3 Convertible Preferred Stock, as filed with the Secretary of State of the State of Nevada on September 22, 2016	Incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on September 27, 2016

F	Amended Form of Class B Common Stock Purchase Warrant	Incorporated by reference from Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q filed on August 14, 2013

G	Agreement between Pro-Pharmaceuticals, Inc. and 10X Fund, L.P. dated January 21, 2011	Incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on January 27, 2011

H	Letter Agreement between Pro-Pharmaceuticals, Inc. and 10X Fund, L.P. dated February 11, 2010	Incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 17, 2010

I	Form of Class B-3 Common Stock Purchase Warrant	Incorporated by reference from Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on September 27, 2016

J	Form of Lock-Up Common Stock Purchase Warrant	Incorporated by reference from Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Commission on September 27, 2016

K	Securities Purchase Agreement, dated September 22, 2016, by and between Galectin Therapeutics Inc. and 10X Fund, L.P.	Incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K as filed with the Commission on September 27, 2016

L	Registration Rights Agreement, dated September 22, 2016, by and between Galectin Therapeutics Inc. and 10X Fund, L.P.	Incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K as filed with the Commission on September 27, 2016

M	Lock-Up Agreement, dated September 22, 2016, by and between Galectin Therapeutics Inc. and 10X Fund, L.P.	Incorporated by reference from Exhibit 10.3 to the Company’s Current Report on Form 8-K as filed with the Commission on September 27, 2016

N	Second Amendment to Securities Purchase Agreement, dated December 23, 2016, by and between Galectin Therapeutics Inc. and 10X Fund, L.P.	Incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K as filed with the Commission on December 29, 2016

O	Letter Agreement between Galectin Therapeutics, Inc. and 10X Fund, L.P. dated May 6, 2013	Filed herewith

P	Joint Filing Agreement	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2017
____________________
Date

10X FUND, L.P.

By: 10X Capital Management, LLC, general partner

/s/ James C. Czirr
Signature
James C. Czirr, Managing Member
Name/Title

September 8, 2017
_______________________
Date

10X CAPITAL MANAGEMENT, LLC

/s/ James C. Czirr
Signature
James C. Czirr, Managing Member
Name/Title

September 8, 2017
_______________________
Date

/s/ James C. Czirr
Signature
James C. Czirr, Individually
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.